

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

J. LaMont Keen
President and Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, Idaho 83702-5627

     Re: IDACORP, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 23, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 6, 2010
               File No. 001-14465

Dear Mr. Keen:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director

cc: Darrel T. Anderson